NEWS RELEASE

December 11, 2007

Symbol:	Canada TSX.V – TVC
Frankfurt, Berlin – TGP
2007-19

Appointment of Investor Relations and
Grant of Stock Options

Tournigan Gold Corporation (TVC:TSX-V; TGP:Frankfurt) is pleased to announce the appointment of Mr. Knox Henderson to the position of Investor Relations. Mr. Henderson has extensive experience in corporate communications, public relations and investor relations in both agency and corporate environments. He was formerly a securities trader on the CDNX exchange. As the Corporation’s Investor Relations contact, Mr. Henderson’s objective will be to create effective communication between the Corporation, its shareholders and the investment community.

The Corporation also announces the grant of 120,000 incentive stock options to employees of the Corporation at an exercise price of $1.35. The stock options are subject to vesting provisions and the terms and conditions of the Corporation’s Stock Option Plan. The stock options will expire after a period of five years from the date of issuance.

The appointment of Mr. Henderson to Investor Relations is subject to TSX Venture Exchange and other applicable regulatory approval.

Tournigan has built a portfolio of highly prospective uranium and gold properties in both Europe and North America. The Company intends to develop its best prospects. Tournigan has focused its efforts in countries that are economically and politically stable, have good infrastructure and a well educated population.

On behalf of the Board of Directors of

TOURNIGAN GOLD CORPORATION

            "James Walchuck"
James Walchuck, President and CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Contact Knox Henderson, Investor Relations at +1 (604) 683-8320, or visit www.tournigan.com

12th Floor, 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com